CS DISCO, INC.

3700 N. Capital of Texas Hwy., Suite 150

Austin, Texas 78746

September 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Alexandra Barone, Staff Attorney
Larry Spirgel, Office Chief

Re:	CS Disco, Inc. Registration Statement on Form S-1 (File No. 333-259479) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CS Disco, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:15 p.m. Eastern time, on September 14, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP at (212) 479-6157 or, in her absence, Nicolas H.R. Dumont of Cooley LLP at (212) 479-6446.

[Signature Page Follows]

Very truly yours,

CS Disco, Inc.

/s/ Kiwi Camara
Name: Kiwi Camara
Title: Chief Executive Officer

cc:	Michael Lafair, CS Disco, Inc.
Nicole Brookshire, Cooley LLP
Jodie Bourdet, Cooley LLP
Nicolas H.R. Dumont, Cooley LLP
Trey Reilly, Cooley LLP
Joanne R. Soslow, Morgan, Lewis & Bockius LLP

[Signature Page to CS Disco Acceleration Request]